UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2018

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10566

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The financial statements included in this filing as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Annual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors.

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on August 13, 2018 (the “Offering Circular”), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and will continue to offer up to $50.0 million in our common shares in our Offering in any given twelve month period. As of August 20, 2018, and June 30, 2018, we had raised total gross offering proceeds of approximately $49.0 million and $45.8 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,846,000 and 4,550,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of August 20, 2018, approximately 1,976,000 of our common shares remained available for sale to the public under our Offering. Until December 31, 2017, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Beginning on January 1, 2018, the per share purchase price of our common shares was updated to $10.18 per share, beginning on April 1, 2018, the per share purchase price of our common shares was updated to $10.26 per share and beginning on July 1, 2018, the per share purchase price of our common shares was updated to $10.51 per share. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

2

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On January 12, 2017, we paid out our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from December 1, 2016 through August 31, 2018, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
11/01/16 – 11/30/16	0.0008219178		10/26/16	01/12/17	3.00%
12/01/16 – 12/31/16	0.0013698630		11/30/16	01/12/17	5.00%
01/01/17 – 03/31/17	0.0022602740		12/31/16	04/12/17	8.25%
04/01/17 – 06/30/17	0.0023972603		03/21/17	07/11/17	8.75%
07/01/17 – 09/30/17	0.0023972603		06/26/17	10/09/17	8.75%
10/01/17 – 12/31/17	0.0021917808		09/27/17	01/09/18	8.00%
01/01/18 – 01/31/18	0.0021917810		12/22/17	04/11/18	8.00%
02/01/18 – 02/28/18	0.0021917808		01/26/18	04/11/18	8.00%
03/01/18 – 03/31/18	0.0019178082		02/27/18	04/11/18	7.00%
04/01/18 – 04/30/18	0.0019178082		03/28/18	07/11/18	7.00%
05/01/18 – 05/31/18	0.0019178082		04/30/18	07/11/18	7.00%
06/01/18 – 06/30/18	0.0019178082		05/29/18	07/11/18	7.00%
07/01/18 – 07/31/18	0.0019178082		06/28/18	10/21/18	7.00%
08/01/18 – 08/31/18	0.0021917808		07/27/18	10/21/18	8.00%
Weighted Average (11/01/16 through 08/31/18)	0.0020950304	(3)			7.65	%(4)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through August 31, 2018.

3

(4) Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2018, approximately 132,000 common shares have been submitted for and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2- Summary of Significant Accounting Policies, included in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from net interest income on our commercial real estate debt investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, “Summary of Significant Accounting Policies—Revenue Recognition,” in our financial statements for further detail.

Results of Operations

For the six months ended June 30, 2018 and 2017, we had total net income of approximately $407,000 and $124,000, respectively, primarily attributable to interest income earned from our investments.

The Company had nine and six investments as of June 30, 2018 and December 31, 2017, respectively.

4

Income

Interest Income

For the six months ended June 30, 2018 and 2017, we incurred earned interest income of approximately $454,00 and $312,500, respectively, from our investments.

Equity in Earnings

For the six months ended June 30, 2018 and 2017, we incurred equity in earnings of approximately $203,000 and $82,000 from our equity method investees, respectively. The increase in equity in earnings is primarily due to stabilization and high performance of our value-add equity method investees during the six months ended June 30, 2018.

Expenses

General and Administrative

For the six months ended June 30, 2018 and 2017, we incurred general and administratve expenses of approximately $112,000 and $103,000, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Asset Management Fees

For the six months ended June 30, 2018 and 2017, we incurred asset management fees of approximately $142,000 and $67,000, respectively. The increase in the amount of asset management fee is attributable to our increase in our NAV, as the asset management fee is calculated as percentage of NAV each quarter. The increase in NAV is attributable to both an increase in capital raised, and the performance of our equity method investees.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sorces may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2018, we had deployed approximately $34.8 million for nine investments and had approximately $9.7 million in cash and cash equivalents. In addition to our investments, we have future funding commitments up to an additional $18.2 million related to our real estate debt investments as of June 30, 2018. As of December 31, 2017, we had deployed approximately $19.4 million for six investments and had $9.4 million in cash. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2018.

We receive distributions from our equity method investees that represent cash flow from operations from the investment. During the six months ended June 30, 2018 and, 2017, we received cash distributions of approximately $780,000 and $742,000, respectively.

As of June 30, 2018 and December 31, 2017 we had no outstanding debt.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we acquire our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-market-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-market-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. In order to manage this liquidity, we have a Fourth Amended and Restated Promissory Grid Note that allows us up to $10.0 million in additional liquidity in an agreement executed with our Sponsor (see Note 7, “Related Party Arrangements—Rise Companies Corp, Member and Sponsor,” in our financial statements). Additionally, we have the ability to raise an additional amount of our common shares representing the maximum number of shares available to be offered out of the rolling 12-month maximum offering amount of $50.0 million in our common shares.

5

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select East Coast commercial real estate properties, joint venture equity investments, and other real estate-related assets is compelling from a risk-return perspective, particularly with regard to multifamily rental units.

For purposes of this filing, when discussing the East Coast, we are primarily referring to the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA. We favor a strategy weighted toward targeting mezzanine debt and joint venture equity with preferred economic returns that maximize current income, and equity investments with significant potential value creation but below the radar of institutional-sized investors.

We favor an investment strategy for our managed products weighted toward maintaining a margin of safety for each investment, such as targeting senior loans in urban locations, senior preferred or mezzanine investments in new construction apartments, and equity investments in stabilized or value-add multifamily assets. We seek to invest below-the-radar of institutional-sized investors. We believe that our investment strategy, combined with our technology infrastructure and the expertise of our Manager’s management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of June 30, 2018 and December 31, 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Note 7, Related Party Arrangements,” in our financial statements.

Recent Developments

Event	Date	Description
Other

1. Status of our Offering	8/20/18	As of August 20, 2018, we had raised total gross offering proceeds of approximately $49.0 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,846,000 of our common shares.

2. Declaration of August Distributions	7/26/18	On July 27, 2018, our Manager declared a daily distribution of $0.0021917808 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2018 and ending on August 31, 2018. More information can be found here.

3. Share Purchase Price Update	7/1/18	Beginning on July 1, 2018 the per share purchase price of our common shares was updated to $10.51 due to a quarterly change in NAV. More information can be found here.

Investments

Real Estate Debt Investment	8/16/18

Directly acquired ownership of a “majority-owned subsidiary”, Waypoint Hackensack Urban-NJ Sub, LLC (“RSE Waypoint Hackensack Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $3,750,000, which is the initial stated value of our equity interest in the RSE Waypoint Hackensack Controlled Subsidiary. The RSE Waypoint Hackensack Controlled Subsidiary intends to use the proceeds to develop a multifamily property totaling 235 units located at 435 Main St, Hackensack, NJ 07601 (the “RSE Waypoint Hackensack Property”).

Item 2.	Other Information

None.

Item 3.	Financial Statements

6

Index to the Financial Statements of Fundrise East Coast Opportunistic REIT, LLC

F-1

Fundrise East Coast Opportunistic REIT, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2018	December 31, 2017
	(unaudited)	(*)
ASSETS
Cash and cash equivalents	$9,689	$9,371
Interest receivable	330	85
Other assets	14	3
Real estate debt investments	10,356	5,271
Investments in equity method investees	21,677	11,997
Total Assets	$42,068	$26,727

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$71	$56
Due to related party	171	1,002
Settling subscriptions	256	377
Distributions payable	995	696
Redemptions payable	234	43
Total Liabilities	1,727	2,174

Members’ Equity:
Common shares; unlimited shares authorized; 4,549,825 and 2,821,102 shares issued, and 4,417,765 and 2,768,319 outstanding as of June 30, 2018 and December 31, 2017, respectively	44,884	27,303
Redemptions – common shares	(1,299)	(518)
Retained Earnings (Accumulated deficit)	(3,244)	(2,232)
Total Members’ Equity	40,341	24,553
Total Liabilities and Members’ Equity	$42,068	$26,727

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise East Coast Opportunistic REIT, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2018 (unaudited)	June 30, 2017 (unaudited)
Income (loss)
Interest income	$454	$312
Equity in earnings (losses)	203	82
Other income	4	1
Total income (loss)	661	395

Expenses
Asset management and other fees – related party	142	67
Interest expense - related party note	-	101
General and administrative expenses	112	103
Total expenses	254	271

Net income (loss)	$407	$124
Net income (loss) per basic and diluted common share	$0.11	$0.10
Weighted average number of common shares outstanding, basic and diluted	3,734,994	1,202,251

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-3

Fundrise East Coast Opportunistic REIT, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2017	2,768,319	$26,785	$(2,232)	$24,553
Proceeds from issuance of common shares	1,728,723	17,636	-	17,636
Offering costs	-	(54)	-	(54)
Distributions declared on common shares	-	-	(1,419)	(1,419)
Redemptions of common shares	(79,277)	(782)	-	(782)
Net income (loss)	-	-	407	407
June 30, 2018	4,417,765	$43,585	$(3,244)	$40,341

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise East Coast Opportunistic REIT, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2018	June 30, 2017
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$407	$124
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net (increase) decrease in interest receivable	(245)
Equity in (earnings) losses	(203)	(82)
Net increase in other assets	(11)	1
Net increase (decrease) in accounts payable and accrued expenses	15	12
Net increase (decrease) in due to related party	38	150
Net cash provided by (used in) operating activities	1	205
INVESTING ACTIVITIES:
Release (issuance) of deposits	-	500
Investment in real estate debt investments	(5,085)	-
Investment in equity method investees	(10,257)	(6,502)
Distributions received from equity method investees	780	742
Net cash (used in) investing activities	(14,562)	(5,260)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	17,034	11,362
Proceeds from note payable – related party	-	4,630
Payoff of note payable – related party	-	(11,220)
Proceeds from settling subscriptions	256	337
Cash paid for shares redeemed	(591)	(251)
Distributions paid	(895)	(123
Offering costs	(36)	(353)
Advances from related party	-	353
Reimbursements (to) from related party	(889)	(327)
Net cash provided by financing activities	14,879	4,408

Net increase (decrease) in cash and cash equivalents	318	(647)
Cash and cash equivalents, beginning of period	9,371	1,351
Cash and cash equivalents, end of period	$9,689	$704

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$-	$235
Distributions payable	$995	$721
Redemptions payable	$234	$138
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC, through programs offered by Fundrise Advisors, LLC	$224	$89
Offering costs funded by related party advances	$13	$-

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise East Coast Opportunistic REIT, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2017. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50.0 million in the Company’s common shares may be sold to the public in its Offering in any given twelve month period. The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2018 and December 31, 2017, after redemptions, the Company has net common shares outstanding of approximately 4,417,000 and 2,768,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2018 and December 31, 2017, the Sponsor owned 600 and 600 common shares, respectively. In addition, as of June 30, 2018 and December 31, 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

As of June 30, 2018 and December 31, 2017, the total amount of equity issued and outstanding by the Company on a gross basis was approximately $45.8 million and $27.7 million, respectively, and the total amount of settling subscriptions was approximately $256,000 and $377,000, respectively. The settling subscription amounts as of June 30, 2018 were based on a $10.26 per share price, and as of December 31, 2017 were based on $10.00 per share price.

During the year ended December 31, 2016, we qualified our initial offering of up to $50.0 million in common shares with an initial purchase price of $10.00 per share. We subsequently qualified additional shares in 2017 and 2018. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. As of June 30, 2018 and December 31, 3017 approximately $497,000 and $273,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans, and approximately $819,000 and $310,000, respectively, of distributions declared by the Company have been reinvested into other programs of the Sponsor through such Reinvestment Plans.

F-6

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 balance sheet and certain related disclosures are derived from the Company’s December 31, 2017 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. Organization costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company. Prior to October 1, 2017, the Company recognized these costs as a deferred cost asset and recognized a corresponding liability due to the Manager. The deferred cost assets were ratably amortized into equity. Effective, October 1, 2017, the Manager decided that the Company shall only reimburse the Manager for the organization and offering costs subject to a minimum net asset value (“NAV”), as described below.

F-7

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organization and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will book a liability for organization costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organization costs.

During the six months ended June 30, 2018 and the year ended December 31, 2017, the Manager had incurred organizational and offering costs of approximately $13,000 and $883,000, respectively on behalf of the Company. The Hurdle Rate was met as of the December 31, 2017 NAV calculation. Approximately $889,000 and $0 of the incurred organizational and offering costs were reimbursed to the Manager during the six month period ended June 30, 2018 and December 31, 2017. Accordingly, approximately $13,000 and $888,000 was due to the Manager at June 30, 2018 and December 31, 2017, respectively. As of June 30, 2018 and 2017, no organizational expenses were included as an expense in the statements of operations.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2018 and the year ended December 31, 2017.

Real Estate Debt Investments

Our real estate debt investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

F-8

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our shareholders, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2018 and 2017. Additionally, no gross deferred tax assets or liabilities have been recorded as of June 30, 2018 and December 31, 2017.

F-9

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The standard is effective on January 1, 2020, with early adoption permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

F-10

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard has no material impact on the presentation of these financial statements.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Beginning balance	$11,997	$7,689
New investments in equity method investees	10,257	6,502
Distributions received	(780)	(1,473)
Equity in earnings (losses) of equity method investees	203	(721)
Ending balance	$21,677	$11,997

As of June 30, 2018 and December 31, 2017, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2016, a 75% non-controlling member interest in Lake Ellenor, LLC, whose activities are carried out through the following wholly-owned asset: Enclave at Lake Ellenor, a garden-style multifamily complex in Orlando, FL, built in 1973.

2)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

3)	Acquired in 2018, a 38%, non-controlling member interest in 100 SR-RSE JV, C, who activities are carried out through the following wholly-owned asset: The Mark Apartments, a multifamily complex in Alexandria, VA.

The combined financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	Enclave at Lake Ellenor, LLC	Fundrise Insight Two LLC	100 SR- RSE JV, LLC
Condensed balance sheet information:	As of June 30, 2018	As of June 30, 2018	As of June 30, 2018
Real estate assets, net	$28,096	$19,666	$51,376
Other assets	1,009	2,159	4,403
Total assets	$29,105	$21,825	$55,779

Mortgage notes payable	$19,676	$15,509	$29,258
Other liabilities	439	194	425
Equity	8,990	6,122	26,096
Total liabilities and equity	$29,105	$21,825	$55,779
Company’s equity investment	$6,743	$4,798	$10,136

F-11

	Enclave at Lake Ellenor, LLC	Fundrise Insight Two LLC	100 SR-RSE JV, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Total revenue	$1,920	$1,097	$554
Total expenses	1,623	967	876
Net income (loss)	$297	$130	$(322)
Company’s equity in earnings (loss) of investee	$223	$102	$(122)

The combined financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	Enclave at Lake Ellenor, LLC	Fundrise Insight Two LLC
Condensed balance sheet information:	As of December 31, 2017	As of December 31, 2017
Real estate assets, net	$28,296	$20,261
Other assets	839	568
Total assets	$29,135	$20,829

Mortgage notes payable	$19,530	$15,343
Other liabilities	255	239
Equity	9,350	5,247
Total liabilities and equity	$29,135	$20,829
Company’s equity investment	$7,013	$4,984

	Enclave at Lake Ellenor, LLC	Fundrise Insight Two LLC
Condensed income statement information:	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2017
Total revenue	$1,694	$891
Total expenses	1,442	1,004
Net income (loss)	$252	$(113)
Company’s equity in earnings (loss) of investee	$189	$(107)

4.	Real Estate Debt Investments

The following table describes our real estate debt investments activity (dollar amounts in thousands):

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Beginning balance	$5,271	$5,000
Investments(1)	5,085	271
Principal repayments	—	—
Ending balance	$10,356	$5,271

(1)	Investments as of June 30, 2018 include two new preferred equity investments or senior debt instruments added during the six months ended June 30, 2018. Investments as of December 31, 2017 include three preferred equity investments added during the year ended December 31, 2017.

F-12

As of June 30, 2018 and December 31, 2017, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

As of June 30, 2018 and December 31, 2017, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2018 (dollar amounts n thousands):

		Principal	Future
		Amount or	Funding	Carrying
Asset Type	Number	Cost(1)	Commitments	Value
Preferred Equity	5	$6,530	$15,410	$6,530
Senior Debt	1	3,826	2,750	3,826
Balance as of June 30, 2018	6	$10,356	$18,160	$10,356

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2017 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	4	$5,271	$11,669	$5,271
Balance as of December 31, 2017	4	$5,271	$11,669	$5,271

(1)	For preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s real estate debt investments, as of June 30, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	5	$—	$6,260	$270	$—
Senior Debt	1	—	3,826	—	—
Balance as of June 30, 2018	6	$—	$10,086	$270	$—

 The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2017, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	4	$-	$5,001	$270	$-
Balance as of December 31, 2017	4	$-	$5,001	$270	$-

F-13

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2018 and December 31, 2017, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Distributions

Distributions are calculated based on shareholders of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2018 and the year ended December 31,2017 (all amounts are in thousands except per share data):

	Shareholders						Related Parties (1)
Distributions:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of June 30, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0021917808	$206		1/26/18	$206	4/11/18	$1
March 1, 2018 through March 31, 2018	0.0019178082	218		2/27/18	218	4/11/18	1
April 1, 2018 through April 30, 2018	0.0019178082	217		3/28/18	-	7/11/18	1
May 1, 2018 through May 31, 2018	0.0019178082	263		4/30/18	-	7/11/18	1
June 1, 2018 through June 30, 2018	0.0019178082	251		5/29/18	-	7/11/18	1
July 1, 2018 through July 31, 2018	0.0019178082	264	(2)	6/28/18	-	10/21/18	1
Total		$1,419			$424		$6

	Shareholders					Related Parties (1)
Distributions:	Daily Distribution Per-Share Amount	Total Declared	Date of Declaration	Total Paid/ Reinvested as of December 31, 2017	Payment Date	Total Declared
April 1, 2017 through June 30, 2017	0.0023972603	$327	3/21/17	$327	7/13/17	$2
July 1, 2017 through September 30, 2017	0.0023972603	445	6/26/17	445	10/9/17	2
October 1, 2017 through December 31, 2017	0.0021917808	504	9/27/17	-	1/9/18	2
January 1, 2018 through January 31, 2018	0.0021917810	191	12/22/17	-	4/11/18	1
Total		$1,467		$772		$7

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2)	The liability for the July and August 2018 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2018 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2018.

F-14

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature as they are Level 1 assets. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach).Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2018 and December 31, 2017, management estimated the fair value of our real estate debt investments to be approximately $10.4 million and $5.3 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

An asset management fee is owed quarterly to the manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2016, the Manager waived the asset management fee. From January 1, 2017 through April 30, 2017, the Company paid the Manager a quarterly asset management fee of one-fourth of 1.00%. Beginning on May 1, 2017, the quarterly asset management fee was changed to one-fourth of 0.85%. From inception through December 31, 2017, this fee was based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2018, this fee will be based on our NAV at the end of each prior quarter.

During the six months ended June 30, 2018 and June 30, 2017, we have incurred asset management fees of approximately $142,000 and $67,000, respectively. As of June 30, 2018 and December 31, 2017, approximately $82,000 and $59,000, respectively, of asset management fees remain payable to the Manager.

F-15

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. From inception through April 30, 2017, an amount would have been determined using an annualized rate of 1.00% multiplied by the original value of such non-performing asset. Beginning on May 1, 2017, the Company is now required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2018 and December 31, 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2018 and December 31, 2017, no equity investments had been acquired or disposed of, and accordingly no disposition expenses were reimbursed.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2018 and 2017, the Company made one and zero investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During six months ended June 30, 2018 and 2017, fees of $8,000 and $8,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2018 and the year ended December 31, 2017, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Fundrise, L.P. is a member of the Company and holds 9,500 shares as of June 30, 2018 and December 31, 2017. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bears a 3.00% interest rate and expires on January 31, 2019. The total drawn between the eight noteholders may not exceed $10.0 million. As of June 30, 2018 and December 31, 2017, there was no grid note balance outstanding. During the six months ended June 30, 2018 and 2017, the Company incurred interest in the amount of approximately $0 and $101,000, respectively.

During the six months ended June 30, 2017, Rise Companies Corp. issued a one-off promissory note to the Company in the principal amount of approximately $2.3 million on January 17, 2017. The loan bore a 2.50% interest rate and expired on April 30, 2017. As of June 30, 2017, the Company had drawn against the one-off promissory note in an amount of approximately $2.3 million and repaid principal and interest in full in the amount of approximately $2.3 million on February 17, 2017.

Rise Companies Corp is a member of the Company and holds 600 shares as of June 30, 2018 and December 31, 2017, respectively.

F-16

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

The Company is not aware of any subsequent event which would require recognition or disclosure.

F-17

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
4.1*	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Exhibit 4.1 of Form 1-A)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.2*	Form of Fee Waiver Support Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington D.C. on September 27, 2018.

Fundrise East Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, its manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2018
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 27, 2018
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Financial Officer and Principal Accounting Officer)